UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.  )*

BiomX Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

09090D103
(CUSIP Number)

May 4, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 8 Pages
Exhibit Index: Page 7

CUSIP No. 09090D103	Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS
John H. Burbank III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,598,189 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,598,189 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,598,189 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.99% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)	See Items 2 and 4

CUSIP No. 09090D103	Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS
Nimble Ventures, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,598,189 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,598,189 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,598,189 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.99% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	See Items 2 and 4

CUSIP No. 09090D103	Page 4 of 8 Pages
Item 1(a).	Name of Issuer:

BiomX Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

22 Einstein Street, Floor 4, Ness Ziona, Israel 7414003

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	John H. Burbank III (“Mr. Burbank”); and
ii.	Nimble Ventures, LLC (“Nimble Ventures”).

This Statement on Schedule 13G relates to Shares (as defined herein) and Pre-Funded Warrants (as defined herein) to purchase Shares held directly by Nimble Ventures, including: (i) 4,550,000 Shares and (ii) a warrant to purchase up to 552,041 Shares, with an exercise price of $0.001 per Share (the “Pre-Funded Warrants”). The Reporting Persons may not exercise any portion of the Pre-Funded Warrants into Shares to the extent that, upon exercise, the Reporting Persons (including any affiliates and any persons acting as a “group,” as such term is used for purposes of Section 13(d) of the Act, with the Reporting Persons) would beneficially own in excess of 9.99% of the total number of Shares outstanding immediately after giving effect to the issuance of Shares upon exercise of the Pre-Funded Warrants (the “Beneficial Ownership Limitation”). The Reporting Persons may, with written consent of the Issuer, increase or decrease the Beneficial Ownership Limitation, provided that any increase will not be effective until the 61st day after such notice is delivered to the Issuer and in no event may exceed 19.99%.

Mr. Burbank is the control person of Nimble Ventures and, in such capacity, may be deemed to indirectly beneficially own the Shares that Nimble Ventures directly beneficially owns.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The business address of each of the Reporting Persons is: c/o Nimble Ventures, LLC, 1 Letterman Drive, Building A, Suite 4900, San Francisco, CA 94129.

Item 2(c).	Citizenship:

Mr. Burbank is a citizen of the United States of America. Nimble Ventures is a Delaware limited liability company.

Item 2(d).	Titles of Classes of Securities:

Common Stock, par value $0.0001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

09090D103

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 4,598,189 Shares. This amount includes 4,550,000 Shares held directly by Nimble Ventures and 48,189 Shares that Nimble Ventures has the right to acquire within sixty days upon exercise of the Pre-Funded Warrants held directly by Nimble Ventures, subject to the Beneficial Ownership Limitation. This amount excludes the remaining 503,852 Shares underlying the Pre-Funded Warrants held directly by Nimble Ventures, because Nimble Ventures does not have the right to acquire these Shares within sixty days due to the Beneficial Ownership Limitation.

CUSIP No. 09090D103	Page 5 of 8 Pages
Item 4(b).	Percent of Class:

As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of approximately 9.99% of the Shares outstanding, in light of the Beneficial Ownership Limitation.

The percentages set forth herein are calculated based on an aggregate 46,027,919 Shares outstanding, which is the sum of (i) 45,979,730 Shares outstanding as of May 30, 2023, on Form 424B3, filed with the Securities and Exchange Commission (the “SEC”) on June 9, 2023, and (ii) the 48,189 Shares that are issuable to Nimble Ventures upon exercise of the Pre-Funded Warrants held directly by Nimble Ventures, subject to the Beneficial Ownership Limitation, which Shares have been added to the total Shares outstanding in accordance with Rule 13d-3(d)(1)(i)(D) under the Act.

Item 4(c).	Number of Shares as to which such person has:

Mr. Burbank and Nimble Ventures
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	4,598,189
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	4,598,189

Item 5.	Ownership of Five Percent or Less of a Class.

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See disclosure in Item 2(a) hereof.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 09090D103	Page 6 of 8 Pages
SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2023

JOHN H. BURBANK III

	By:	/s/ John H. Burbank III

NIMBLE VENTURES, LLC

	By:	/s/ John H. Burbank III
	Name:	John H. Burbank III
	Title:	Control Person

CUSIP No. 09090D103	Page 7 of 8 Pages
EXHIBIT INDEX

Exhibit	Page No.

A – Joint Filing Agreement	8

CUSIP No. 09090D103	Page 8 of 8 Pages
EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of BiomX Inc. dated as of June 23, 2023, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: June 23, 2023

JOHN H. BURBANK III

	By:	/s/ John H. Burbank III

NIMBLE VENTURES, LLC

	By:	/s/ John H. Burbank III
	Name:	John H. Burbank III
	Title:	Control Person